NO ACT

PE
12-14-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15008387

DIVISION OF
CORPORATION FINANCE



January 29, 2016

Act: 1934
Section:
Rule: 14a-8 (CODS)
Public
Availability: 1-29-16

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: General Electric Company
Incoming letter dated December 14, 2015

Dear Mr. Mueller:

This is in response to your letters dated December 14, 2015 and January 15, 2016 concerning the shareholder proposal submitted to GE by Robert Fredrich. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Timothy Roberts
timclayroberts@insightbb.com

January 29, 2016

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: General Electric Company
Incoming letter dated December 14, 2015

The proposal relates to employee health statistics.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to GE's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which GE relies.

Sincerely,

Adam F. Turk
Special Counsel

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 15, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
*Shareowner Proposal of Robert Fredrich*
*Securities Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

On December 14, 2015, we submitted a letter (the "No-Action Request") on behalf of our client, General Electric Company (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("the Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareowners (collectively, the "2016 Proxy Materials") a shareowner proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from Timothy Roberts, who purportedly submitted the Proposal on behalf of Robert Fredrich. The No-Action Request asked that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1). In addition, on December 15, 2015, we submitted another letter relating to both a shareowner proposal of Martin Harangozo (the "Harangozo No-Action Request") and the Proposal, whereby we requested that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(4).

To facilitate review of our requests to exclude the Proposal, we are filing this consolidated no-action request that includes all of our grounds for exclusion of the Proposal. This letter does not raise new arguments but consolidates those arguments that were already contained in the No-Action Request and the Harangozo No-Action Request.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to Messrs. Roberts and Fredrich.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform Messrs. Roberts and Fredrich that if they elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

**THE PROPOSAL**

The Proposal relates to the collection of employee health statistics. A copy of the Proposal, as well as related correspondence from Mr. Roberts, is attached to this letter as Exhibit A.

**BASES FOR EXCLUSION**

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because Mr. Fredrich has not provided the requisite proof of his continuous stock ownership or a statement of his intent to hold the requisite shares through the date of the 2016 Annual Meeting in response to the Company's proper request for such information, and pursuant to Rule 14a-8(i)(4) because the Proposal is an indirect attempt by Mr. Martin Harangozo to manipulate and abuse the shareowner proposal process to achieve personal ends that are not in the common interest of the Company's shareowners.

**BACKGROUND**

Mr. Roberts submitted the Proposal to the Company in an email sent on November 6, 2015 that was received by the Company the same day. *See* Exhibit A. The submission contained a number of procedural deficiencies, including that it did not provide verification of Mr. Fredrich's ownership of the requisite number of Company shares from the record owner of those shares, and it did not include a statement of Mr. Fredrich's intention to hold the requisite number of Company shares through the date of the 2016 Annual Meeting. The Company reviewed its stock records, which did not indicate that Mr. Fredrich was the record owner of any shares of Company securities.

Accordingly, on November 13, 2015, which was within 14 days of the date that the Company received the Proposal, the Company sent Mr. Roberts a letter providing notice of the procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached hereto as Exhibit B, the Company informed Mr. Roberts and Mr. Fredrich of the requirements of Rule 14a-8 and how Mr. Fredrich could cure the procedural deficiencies. Among other things, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b), including the requirement for the statement to verify that Mr. Fredrich "continuously held the required number of Company shares for the one-year period preceding and including November 6, 2015";
- that, under Rule 14a-8(b), Mr. Fredrich must submit a written statement of his intent to hold the requisite number of shares through the date of the Company's 2016 Annual Meeting of Shareowners; and
- that any response to the Deficiency Notice had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Deficiency Notice was received.

The Deficiency Notice also included a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). The Company's records confirm delivery of the Deficiency Notice at 9:26 a.m. on November 16, 2015. *See* Exhibit C. In addition, the Company emailed a copy of the Deficiency Notice regarding the Proposal to Mr. Roberts at 8:54 p.m. on November 16, 2015. *See* Exhibit D.

The Company has received no further correspondence from Mr. Roberts or Mr. Fredrich regarding the Proposal.

## ANALYSIS

### I. The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because Mr. Fredrich Failed To Establish The Requisite Eligibility To Submit The Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because Mr. Fredrich failed to substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a shareowner] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareowner] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareowner is not the registered holder, the shareowner "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareowner may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"). Further, the Staff has clarified that these proof of ownership letters must come from the "record" holder of the proponent's shares, and that only Depository Trust Company ("DTC") participants are viewed as record holders of securities that are deposited at DTC. *See* SLB 14F.

The Staff consistently has concurred in exclusion of proposals where proponents have failed to include proof of beneficial ownership of the requisite amount of company shares for the required period and have failed, following a timely and proper request by a company, to provide evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See Medidata Solutions, Inc.* (avail. Dec. 12, 2014) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Medidata's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b)"); *PepsiCo, Inc.* (avail. Jan. 11, 2013); *Cisco Systems, Inc.* (avail. Jul. 11, 2011); *Amazon.com, Inc.* (avail. Mar. 29, 2011); *Qwest Communications International, Inc.* (avail. Feb. 28, 2008); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004).

As in *Medidata* and *PepsiCo*, Messrs. Roberts and Fredrich failed to provide *any* documentary evidence of Mr. Fredrich's ownership of Company shares, either with the original Proposal or in response to the Company's timely Deficiency Notice, which specifically stated what was required to demonstrate eligibility to submit the Proposal. Therefore, Mr. Fredrich has not demonstrated eligibility under Rule 14a-8 to submit the Proposal. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

Additionally, the Company may exclude the Proposal under Rule 14a-8(f)(1) because Mr. Fredrich did not provide the requisite statement of his intent to maintain qualifying ownership of the Company's stock through the date of the Company's annual meeting. Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a shareowner] must . . . continue to hold [at least $2,000 in market value, or 1%, of the company's] securities through the date of the meeting." SLB 14 specifies that a shareowner is responsible for providing the company with a written statement that he or she intends to continue holding the requisite number of shares through the date of the shareowner meeting. *See* Section C.1.d., SLB 14. SLB 14 provides:

> Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?
>
> Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

The Staff consistently has concurred in the exclusion of shareowner proposals submitted by proponents who, as here, have failed to provide the requisite written statement of intent to continue holding the requisite amount of shares through the date of the shareowner meeting at which the proposal will be voted on by shareowners. For example, in *General Mills, Inc.* (avail. June 25, 2013), the Staff concurred that the company could exclude a shareholder proposal where the proponent failed to provide a written statement of intent to hold his securities through the date of the shareholder meeting in response to the company's deficiency notice. *See also International Business Machines Corp.* (avail. Dec. 28, 2010); *Fortune Brands, Inc.* (avail. Apr. 7, 2009); *Rite Aid Corp.* (avail. Mar. 26, 2009); *Exelon Corp.* (avail. Feb. 23, 2009); *Fortune Brands, Inc.* (avail. Feb. 12, 2009); *Sempra Energy* (avail. Jan. 21, 2009); *Washington Mutual, Inc.* (avail. Dec. 31, 2007); *Sempra Energy* (avail. Dec. 28, 2006); *SBC Communications Inc.* (avail. Jan. 2, 2004); *IVAX Corp.* (avail. Mar. 20, 2003); *Avaya, Inc.* (avail. July 19, 2002); *Exxon Mobil Corp.* (avail. Jan. 16, 2001); *McDonnell Douglas Corp.* (avail. Feb. 4, 1997) (in each case, the Staff concurred in the exclusion of a shareowner proposal where the proponents did not provide a written statement of intent to hold the requisite number of company shares through the date of the meeting at which the proposal would be voted on by shareowners).

As with the proposals cited above, Mr. Fredrich has failed to provide the Company with a written statement of his intent to hold the requisite amount of Company shares through the date of the 2016 Annual Meeting as required by Rule 14a-8(b) despite the Company's timely Deficiency Notice, which specifically stated what was required to demonstrate eligibility to submit the Proposal. For this reason as well, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

## II. The Proposal May Be Excluded Under Rule 14a-8(i)(4) Because The Proposal Is An Attempt By Mr. Harangozo To Manipulate And Abuse the Shareowner Proposal Process To Achieve Personal Ends That Are Not In The Common Interest Of The Company's Shareowners.

### *A. Background On Rule 14a-8(i)(4).*

Rule 14a-8(i)(4) permits the exclusion of shareowner proposals that are (i) related to the redress of a personal claim or grievance against a company or any other person, or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other shareowners at large do not share. The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Commission has stated, in discussing the predecessor of Rule 14a-8(i)(4) (Rule 14a-8(c)(4)), that Rule 14a-8 "is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process. . . ." Exchange Act Release No. 19135 (Oct. 14, 1982). Moreover, the Commission has noted that "[t]he cost and time involved in dealing with" a shareowner proposal involving a personal grievance or furthering a personal interest not shared by other shareowners is "a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 19135 (Oct. 14, 1982). Thus, Rule 14a-8(i)(4) provides a means to exclude shareowner proposals the purpose of which is to "air or remedy" a personal grievance or advance some personal interest. This interpretation is consistent with the Commission's statement at the time the rule was adopted that "the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Exchange Act Release No. 12999 (Nov. 22, 1976).

As addressed below, although the Proposal was technically submitted by Mr. Fredrich through Mr. Roberts, it is clear from the facts surrounding the submission of the Proposal and three other proposals submitted in coordination with the Proposal (collectively with the Proposal, the "Proposals") that Martin Harangozo ("Harangozo") is coordinating with other individuals, including Messrs. Fredrich and Roberts, in order to abuse the shareowner proposal process to assert Harangozo's personal grievance and advance Harangozo's personal objectives, which are not in the common interest of the Company's shareowners, and accordingly, the Proposal is properly excludable under Rule 14a-8(i)(4).

*B. Background On Harangozo's Manipulation And Abuse Of The Shareowner Proposal Process.*

Harangozo was hired by the Company in 1990 and was employed in the Company's appliance parts sourcing division before separating from the Company in April 2011. Two days after his separation from employment, Harangozo filed a claim against the Company under the Company's alternative dispute resolution ("ADR") process,[1] asserting various allegations regarding his conduct while employed with the Company and seeking monetary and other relief. In August 2011, Harangozo petitioned for mediation of his claims through another level of the Company's dispute resolution program. In August 2012, Harangozo submitted a complaint against the Company, which Harangozo subsequently amended to add additional allegations and continued to assert allegations relating to the Company and his former supervisor (the "Supervisor") and to pursue claims against the Company through the ADR process.

Commencing in 2012, the Company received shareholder proposals from Harangozo and Messrs. Roberts and Fredrich. In 2013, 2014 and this year, the Company received proposals from Harangozo, Messrs. Roberts and Fredrich, and James Jensen (in addition, in 2013 the Company received a proposal from an individual named Neal Renn) (these individuals are referred to herein as the "Harangozo Proponents"). The proposals submitted by Harangozo and the Harangozo Proponents have addressed a variety of corporate governance or executive compensation topics. However, it is clear that Harangozo and the Harangozo Proponents have coordinated these submissions,[2] as they have rotated the proposals among

---

[1] The Company does not take issue with Harangozo's use of the Company's alternative dispute resolution process, which the Company views as an appropriate forum for employees to raise any grievances.

[2] On November 5, 2015, Mr. Roberts emailed his 2015 proposal to the Company and on November 6, 2015, Mr. Roberts emailed Mr. Fredrich's 2015 proposal to the Company, stating in his email that "Robert Fredrich asked me to send this to you on his behalf." Last year, Mr. Roberts corresponded with the Company and the Company's counsel on behalf of Mr. Jensen, indicating in one of his emails to the Company and its counsel that "I Tim Roberts am assisting Mr. James Jensen in his shareholder proposal to GE, and have received your letter from Gibson Dunn dated November 7, 2014." Copies of this correspondence are attached to this letter as Exhibit E. Additionally, the email submissions of the Proposals for inclusion in the Company's 2016 proxy statement indicate that all of the following materials were originally created and/or processed on the same computer:

- The "image" submitted by Mr. Fredrich;
- The "image" submitted by Harangozo;
- The "image" submitted by Mr. Jensen;

*(Cont'd on next page)*

one another year-to-year (*i.e.*, one Harangozo Proponent submitting a proposal previously submitted by another Harangozo Proponent). For example, the proposal submitted by Harangozo in 2012 was subsequently submitted by Mr. Jensen in 2013, the proposal submitted by Mr. Fredrich in 2012 was substantially similar to the proposals submitted by Mr. Roberts in 2013 and 2014, and the proposal submitted by Mr. Renn in 2013 is comparable to the proposals submitted by Mr. Fredrich in 2014 and 2015.

More significantly, the proposals submitted by Harangozo and the Harangozo Proponents, just as with the Proposals submitted this year, have served primarily as a platform to assert claims relating to the alleged treatment by the Company and by the Supervisor of an aggrieved unidentified employee, and to ensure that Harangozo is provided a platform to speak during the business portion of the Company's annual meetings. The table below demonstrates that their supporting statements, which refer to the concerns of "shareholders" to address what clearly are employment concerns, have consistently served to publicize and advance Harangozo's personal grievance. Copies of the Harangozo Proponents' proposals mentioned below, including those submitted in prior years, are attached to this letter as Exhibit F. Thus, through the shareowner proposal process, the Harangozo Proponents have publicly disclosed and addressed Harangozo's grievances regarding the Company and the Supervisor, as illustrated below. Notwithstanding the final conclusion of the ADR proceeding, the Proposals reflect Harangozo's ongoing campaign to harass the Company and further his personal interests in a different forum outside the ADR process.

| Statements from Proposals and Supporting Statements of Harangozo Proponents | Source of Statement |
|---|---|
| "November 2010 a shareholder raised concerns regarding accounting income for 2010 on parts when in fact those parts were not yet sold and some of the parts were not projected to be sold until the second half of 2011. Company Parts Sourcing Boss [the Supervisor] stated | Robert Fredrich, 2013 and 2014 proposals |

*(Cont'd from previous page)*

- The "image" originally submitted by Mr. Roberts and subsequently deleted from his submission to the Company;
- Mr. Roberts' November 23, 2015 letter from Scottrade regarding his ownership of Company stock;
- Mr. Roberts' revised 2015 shareowner proposal; and
- Mr. Fredrich's 2015 shareowner proposal.

| Statements from Proposals and Supporting Statements of Harangozo Proponents | Source of Statement |
|---|---|
| 'We do not necessarily want to do it we need to tee it up as a possibility where you can recognize income vs. cash. Depends on which is more important to the business at the time.'" http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2013/martinharangozorecon030413-14a8.pdf". <br><br> "There are routine compromises in the 'spirit and letter commitment.'" | |
| "During the year 2011 a concern was raised regarding the accounting practices of [the Supervisor], General Electric's 2011 Appliance Parts Sourcing Boss. The individual raising the concern, a 21 year company veteran, submitted his concern using proper channels offered by the company." <br><br> "After careful and thoughtful review, some shareholders believe that [the Supervisor] used accounting practices not consistent with Generally Accepted Accounting Principles, and, or, failed to use prudence in accounting as recommended in the 'Spirit and Letter'." | Timothy Roberts, 2015 proposal |
| "Current economy pressures employees to falsify completed work pandering to the mood of the boss." "Clearly shareholders would not want [the Supervisor] . . . or subordinates they intimidated to 'lie for the boss'. . . ." <br><br> "Sources familiar with this matter discovered that the Parts Sourcing division, this procedure was not followed for forty eight years yielding approximately fifty thousand documents violating procedure. Moreover an honorable employee completed document retention per written procedure for the first time in forty eight years, reported the violation in 2010, yet was not honored." <br><br> "[The Supervisor], 2010 Appliance Parts Sourcing boss presented angry facial expressions. [The Supervisor] stated he thought he . . . completed document retention." "[The Supervisor] led saving two million dollars in 2010 with projects that included protocols of raising prices to the tune of six million so that suppliers can generously offer | Neal Renn, 2013 proposal |

| Statements from Proposals and Supporting Statements of Harangozo Proponents | Source of Statement |
|---|---|
| a two million price decrease."<br><br>"[The Supervisor] retaliated against the honorable employee." | |
| "While some health ahead encouragement exists at General Electric, the initiatives have been spotty. [GE Manager], appliance service leader provided tee shirts with ten commandments for health. Some shareholders who met peacefully and collaborated lawfully believe . . . [the Supervisor], 2011 Appliance Parts Sourcing Boss objected to health ahead. General Electric appliance park medical center made available classification of individuals as normal, overweight, obese and extremely obese depending on height and weight. An individual, who concurs with the General Electric classifications glanced at [the Supervisor] and corresponded that [the Supervisor] was very obese."<br><br>"Some shareholders believe [the Supervisor] retaliated against those following the health commandments of [GE Manager]. Some shareholders believe consuming resources promoting health, yet leaving intact a possibly very obese boss with retaliation powers is the height of health ahead hypocrisy. . . . If [the Supervisor] is very obese with numerous obese dependents throughout his career, he may be the six million dollar man in costs above normal employees." | Robert Fredrich, 2015 proposal |
| "The Spirit and Letter advises its readers that concerns submitted will be treated confidentially, and on a need to know basis. . . . During the year 2011 a concern was raised regarding the accounting practices of [the Supervisor], General Electric's 2011 Appliance Parts Sourcing Boss. The individual raising the concern, a 21 year company veteran, submitted his concern using proper channels offered by the company. Elements of the concern including the separation date of the employee raising the concern were submitted to the SEC. This submission was a failed company effort to silence one or more shareholders from making a proxy recommendation. As this involved the company's corporate counsel, it stands to reason that Mr. Immelt was knowledgeable and or complicit in this decision." | Timothy Roberts, 2015 proposal |

| Statements from Proposals and Supporting Statements of Harangozo Proponents | Source of Statement |
|---|---|
| "Some shareholders found evidence, and believe that the retaliation efforts of [the Supervisor] included following his victim to a church, and falsely accusing the victim of threatening to kill him ([the Supervisor] [sic]). Some shareholders believe this last retaliation effort by [the Supervisor] was designed to interfere with the victims religious practices. . . . Concerns should be received diplomatically without retaliation, retaliation including, publically disclosing data that is promised to be held in strict confidentiality." | |
| "August 2012 General Electric recalled million appliances posing fire hazards. Coincidently months earlier a court ordered General Electric to pay an employee making the employee whole as if the employee was never separated from the company. The separation from the company occurred shortly after reporting that an appliance failed the fire and explosion test. General Electric used child photography in its unsuccessful four year legal battle against the employee raising fire and explosion appliance concerns. (Case 3:08-CV-00082-JHM-DW Page ID# 1325)." | Robert Fredrich, 2013 and 2014 proposals |
| "The importance of such a study is illuminated by another example of an employee who raised a fire an explosion concern at the Louisville KY appliance facility. His social security number was made public. He was reinstated after a four year legal battle with compensation. Some shareholders believe his case is rare, and that his success was in part due to sworn testimony of a company boss who exclaimed case 3.08-cv-00008-JBC-DW Document 75. Concerns should be received diplomatically without retaliation, retaliation including, publically disclosing data that is promised to be held in strict confidentiality. The fire concerns are interesting to some shareholders as ironically there was a fire at General Electric Appliance Park (see image)." | Timothy Roberts, 2015 proposal |

Based on the foregoing, the Harangozo Proponents' proposals show that Harangozo is primarily using the shareowner proposal process to provide a platform for continuing to press his personal, employment-related grievances with the Company and the Supervisor. It is clear from the facts surrounding the submission of the Proposals that Harangozo is acting in concert with the other Harangozo Proponents in order to abuse the shareowner proposal process to achieve Harangozo's personal ends, which are not in the common interest of the Company's shareowners, and accordingly, the Proposal should properly be excludable under Rule 14a-8(i)(4).

*C. Discussion.*

As noted above, Rule 14a-8(i)(4) permits the exclusion of shareowner proposals that are (i) related to the redress of a personal claim or grievance against a company or any other person, or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other shareowners at large do not share. Here, each of the elements of Rule 14a-8(i)(4) is satisfied:

(1) a personal grievance exists in the disagreement that Harangozo has over his employment with the Company and the criticism he has leveled against the Supervisor, as evidenced by the discussion of his employment grievances in the proposals submitted through the Harangozo Proponents; and

(2) while Harangozo keeps his own statements in his proposal and the supporting statements neutral to provide himself a platform for speaking at the Company's annual meetings, the statements contained in the proposals submitted in 2015 through the Harangozo Proponents, including the Proposal, with the exception of the proposal submitted by Mr. Jensen, specifically address Harangozo's personal grievance and are designed to ensure that his personal grievance likewise is before the Company's shareowners at the annual meeting.

For purposes of Rule 14a-8(i)(4), it does not matter if Harangozo is not identified by name in the proposals submitted through the Harangozo Proponents or their supporting statements. Nor should it matter that Harangozo's own proposal does not, on its face, address his personal grievance with the Company. In Exchange Act Release No. 19135, the Commission stated that under the language now found in Rule 14a-8(i)(4), proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a registrant's proxy materials "if it is clear from the facts . . . that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." *See* Exchange Act Release No. 19135 (Oct. 14, 1982). Thus, Rule 14a-8(i)(4) clearly contemplates looking beyond the four corners of a proposal for purposes of identifying the personal grievance to which the submission of the proposal relates. Here, one need not look far. As in past years, the Proposals reflect a coordinated effort to continue to assert allegations regarding Harangozo's conduct as an employee of the Company and his personal grievance with the Company and the Supervisor.

The Staff previously has concurred with the exclusion of proposals when the claim or grievance belonged to someone other than the proponent. In *Burlington Northern Santa Fe Corp.* (avail. Feb. 1, 2001), the company received six shareowner proposals, one from a former disgruntled employee and five from other individuals. The former employee, the driving force behind the submission of all six proposals, had a long-standing grievance against the company. In *Burlington Northern Santa Fe*, the company argued that all six proposals, although some were submitted by other nominal proponents, were designed to address the former employee's personal grievance against the company. The Staff concurred with exclusion of all six proposals under Rule 14a-8(i)(4), stating that the proposals "appear to relate to the redress of a personal claim or grievance or are designed to result in a benefit to the proponents or further a personal interest, which benefit or interest is not shared with other security holders at large." Similarly, in *NMR of America Inc.* (avail. May 11, 1993), a husband and wife each submitted a shareowner proposal to the company, and in response to the company's arguments demonstrating that both proposals were in furtherance of claims made by the husband and his son against the company, the Staff concurred with the exclusion of both proposals under the predecessor to Rule 14a-8(i)(4).

Given that the Staff has concurred with exclusion of proposals when the claim or grievance belongs to someone other than the proponent, the circumstances surrounding the submission of the Proposals actually are quite similar to the circumstances surrounding the submission of the proposal considered in *General Electric Co.* (avail. Feb. 2, 2005). There the proponent also was a former employee of a business unit of the Company and also had initiated claims against the Company regarding her employment, which in that case had been concluded in the Company's favor. The proponent then submitted a shareowner proposal to the Company requesting that its CEO "reconcile the dichotomy between the diametrically opposed positions represented by his acquiescence in allegations of criminal conduct, and the personal certification requirements of Sarbanes-Oxley." On its face, the proposal and supporting statements did not refer to the proponent's grievance. However, the fact that the proposal was in furtherance of a personal grievance was clear from disclosures that were referenced in the proposal's supporting statement. Here, that fact is demonstrated by the coordinated presentation of Harangozo's grievance through the Proposals, as discussed above. Moreover, the Proposal itself is a blatant attempt to insult the Supervisor and bring attention to Harangozo's claims.

Similarly, in *Pfizer, Inc.* (avail. Jan. 31, 1995), the proponent contested the circumstances of his retirement, claiming that he had been forced to retire as a result of illegal age discrimination. He also sent a letter to the company's CEO, asking the CEO to review and remedy his situation. After failing to receive a satisfactory outcome from Pfizer's internal review and from the CEO, the proponent submitted what Pfizer described in its no-action request to the Staff as a "very unclear" shareowner proposal that appeared to seek a shareowner vote on the CEO's compensation. Despite the proposal addressing a topic that potentially could have been of general interest among Pfizer's shareowners, Pfizer argued that the evidence of the proponent's continued claims against Pfizer, including in the letter that the proponent sent to the CEO, supported the conclusion that the shareowner proposal was part of his effort to seek redress against Pfizer, and the Staff concurred that the proposal was excludable under the predecessor to Rule 14a-8(i)(4). *See also American Express Co.* (avail. Jan. 13, 2011) (proposal to amend the code of conduct to include mandatory penalties for noncompliance was excludable as a personal grievance when brought by a former employee who previously had sued the company for discrimination and defamation).

The Company is aware that the Staff has been unable to concur in the exclusion of proposals where the proposal, as the Commission stated in Exchange Act Release No. 20091 (Aug. 16, 1983), related "to an issue in which a proponent was personally committed or intellectually and emotionally interested," but which also was an issue of interest to security holders at large. The Proposal is distinguishable from those proposals in two critical respects. First, while Harangozo has retained neutral language in his own proposal, it is clear that this is being done so that he can ensure a platform for speaking at the Company's annual meetings while his specific grievance is aired through the proposals submitted by the Harangozo Proponents. Second, topics regarding Harangozo's personal grievance against the Company are the topics most consistently raised through the Harangozo Proponents, despite their proposals superficially mentioning general governance matters, and thus, the purpose of the Harangozo Proponents' proposals is to further Harangozo's personal ends, which clearly are not of interest to the Company's shareowners at large. Therefore, the context in which the Proposals should be viewed is distinguishable from instances where a former employee is instead a passionate advocate of an issue of interest to security holders at large.

Here, the Proposals collectively operate to advance Harangozo's personal grievance and enable Harangozo to continue to pursue his personal grievance through the shareowner proposal process and the Company's annual meeting. As such, the Company is of the view that the Proposal is part of Harangozo's attempt to manipulate and abuse the shareowner proposal process to achieve personal ends that are not in the common interest of the Company's shareowners. Even though Harangozo did not include references to his grievance in his own proposal, through the other Harangozo Proponents, including Mr. Fredrich, it is clear that Harangozo is abusing the shareowner proposal process by coordinated actions raising allegations "that are not necessarily in the common interest of the issuer's shareholders generally." Rule 14a-8(i)(4) was promulgated "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Thus the Company is of the view that the Proposal is excludable under Rule 14a-8(i)(4).

## CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials pursuant to Rule 14a-8(b), Rule 14a-8(f)(1) and Rule 14a-8(i)(4).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Brian Sandstrom, the Company's Corporate, Securities and Finance Counsel, at (203) 373-2671.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Brian Sandstrom, General Electric Company
Timothy Roberts
Robert Fredrich

**EXHIBIT A**

From: timclayroberts@insightbb.com [mailto:timclayroberts@insightbb.com]
Sent: Friday, November 6, 2015 2:49 PM
To: Denniston, Brackett (GE Corporate); ShareholderProposals ; Briggs, Aaron (GE Corporate)
Subject: Fwd: Fredrich2015

Please include the attached shareowner proposal on the proxy for voting at the GE 2016 annual meeting.

Robert Fredrich asked me to send this to you on his behalf.

Tim Roberts

As health care costs increase, claims that lifestyle choices substantially improve health, life and related expenses abound.

Nobel Prize recipient Dr. Otto Heinrich Warburg claims cancer and oxygen have inverse relationship. Johanna Budwig recommended diets to fight cancer. Susan Silberstein, PHD claims healthy diets prevent cancers.

These claims are however controversial. A master data base showing the impact of the best lifestyle choices, which foods and activity resolve specific ailments, all taken under a qualified health care provider, is needed.

While some health ahead encouragement exists at General Electric, the initiatives have been spotty. Mark Shirkness, appliance service leader provided tee shirts with ten commandments for health. Some shareholders who met peacefully and collaborated lawfully believe Mark Shirkness's underling Matthew Johnson, 2011 Appliance Parts Sourcing Boss objected to health ahead. General Electric appliance park medical center made available classification of individuals as normal, overweight, obese and extremely obese depending on height and weight.

An individual, who concurs with the General Electric classifications glanced at Matthew Johnson and corresponded that Matthew Johnson was very obese. Some shareholders believe Matthew Johnson retaliated against those following the health commandments of Mark Shirkness. Some shareholders believe consuming resources promoting health, yet leaving intact a possibly very obese boss with retaliation powers is the height of health ahead hypocrisy.

As shareholders pay health costs, patients suffer health absence, a potential win win opportunity to improve life while saving shareholders thousands per employee exists. Eric Finkelstein PHD, and others, claim very obese people can costs 4944 in added lost work and medical costs.
http://www.reuters.com/article/2012/04/30/us-obesity-idUSBRE83T0C820120430. Invested at ten percent for thirty two year career accumulates to a million dollar problem (see image). If Matthew Johnson is very

obese with numerous obese dependents throughout his career, he may be the six million dollar man in costs above normal employees.

General Electric can implement the most important six sigma project in history, and become the angel of life.

Thousands of experiments performed on tens of thousands of employees can create a master base of data. All people from the Mengele factory in Gunzburg Germany, to the hideouts in Paraguay, can use this data for numerically supported health options.

This proposal recommends following all applicable laws, and at reasonable cost, permit employees wishing to do so to donate their data, and participate in company sponsored data collection efforts quantifying natural cures, all performed under qualified health professionals.


Possible added Costs of a Very Obese Man (Lost Work + Medical Expenses Growing at 10%)
Cost in Dollars
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 YR
Fredrich Image

GIBSON DUNN

**EXHIBIT B**

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

November 13, 2015

**VIA OVERNIGHT MAIL AND EMAIL**

Timothy C. Roberts
***FISMA & OMB MEMORANDUM M-07-16***

Email: timclayroberts@insightbb.com

Re: Robert Fredrich Shareowner Proposal

Dear Mr. Roberts:

I am writing on behalf of General Electric Company (the "Company"), which received on November 6, 2015 the shareowner proposal you submitted on behalf of Robert Fredrich pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2016 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that Mr. Fredrich is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that Mr. Fredrich has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, Mr. Fredrich must submit sufficient proof of his continuous ownership of the required number of Company shares for the one-year period preceding and including November 6, 2015, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of Mr. Fredrich's shares (usually a broker or a bank) verifying that Mr. Fredrich continuously held the required number of Company shares for the one-year period preceding and including November 6, 2015; or

(2) if Mr. Fredrich has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the required number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Mr. Fredrich continuously held the required number of Company shares for the one-year period.

If Mr. Fredrich intends to demonstrate ownership by submitting a written statement from the "record" holder of his shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether Mr. Fredrich's broker or bank is a DTC participant by asking Mr. Fredrich's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareowners need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If Mr. Fredrich's broker or bank is a DTC participant, then Mr. Fredrich needs to submit a written statement from his broker or bank verifying that Mr. Fredrich continuously held the required number of Company shares for the one-year period preceding and including November 6, 2015.

(2) If Mr. Fredrich's broker or bank is not a DTC participant, then Mr. Fredrich needs to submit proof of ownership from the DTC participant through which the shares are held verifying that Mr. Fredrich continuously held the required number of Company shares for the one-year period preceding and including November 6, 2015. You should be able to find out the identity of the DTC participant by asking Mr. Fredrich's broker or bank. If Mr. Fredrich's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through Mr. Fredrich's account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds Mr. Fredrich's shares is not able to confirm Mr. Fredrich's individual holdings but is able to confirm the holdings of Mr. Fredrich's broker or bank, then Mr. Fredrich needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 6, 2015, the required number of Company shares were continuously

held: (i) one from Mr. Fredrich's broker or bank confirming Mr. Fredrich's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

Your correspondence dated November 6, 2015 states that you are submitting the Proposal on behalf of Mr. Fredrich. However, your letter did not include any documentation demonstrating that Mr. Fredrich has granted you legal authority to submit the Proposal on Mr. Fredrich's behalf. In order for the Proposal to be properly submitted by Mr. Fredrich, you must provide a copy of your authorization from Mr. Fredrich to submit the Proposal on behalf of Mr. Fredrich (instead of the Proposal having been submitted on your own behalf).

In addition, under Rule 14a-8(b) of the Exchange Act, a shareowner must have continuously held at least $2,000 in market value, or 1% of the Company's securities entitled to be voted on the Proposal at the shareowners' meeting for at least one year of the date the Proposal was submitted to the Company, and must provide to the Company a written statement that of the shareowner's intent to continue to hold the required number of shares through the date of the shareowners' meeting at which the Proposal will be voted on by the shareowners. Your correspondence did not include such a statement from Mr. Fredrich. To remedy this defect, Mr. Fredrich must submit a written statement that he intends to continue holding the required number of Company shares through the date of the Company's 2016 Annual Meeting of Shareowners.

Finally, Rule 14a-8(d) of the Exchange Act requires that any shareowner proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal and supporting statement consist of words and an "image." Rule 14a-8(d) permits a proposal and any supporting statement to consist of up to 500 words, but does not state that a proposal may include an "image" and does not state that companies are required to include in their proxy materials an "image" submitted by shareowners. To remedy this defect, Mr. Fredrich must revise the Proposal and supporting statement so that it consists solely of not more than 500 words and does not include an "image".

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Brian Sandstrom at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to Mr. Sandstrom at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact Mr. Sandstrom at (203) 373-2671. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Ronald O. Mueller

cc: Brian Sandstrom
Robert Fredrich

Enclosures

## Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

*Note to paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

*Note to paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

*Note to paragraph (i)(9):* A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

*Note to paragraph (i)(10):* A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year ( i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.





U.S. Securities and Exchange Commission

**Division of Corporation Finance**
**Securities and Exchange Commission**

## Shareholder Proposals

**Staff Legal Bulletin No. 14F (CF)**

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 18, 2011

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

### A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

**B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

**1. Eligibility to submit a proposal under Rule 14a-8**

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

**2. The role of the Depository Trust Company**

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

**3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

*How can a shareholder determine whether his or her broker or bank is a DTC participant?*

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

*What if a shareholder's broker or bank is not on DTC's participant list?*

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

*How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?*

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

**C. Common errors shareholders can avoid when submitting proof of ownership to companies**

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

**D. The submission of revised proposals**

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

**1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?**

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

**2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?**

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

### 3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

## E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

## F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

*http://www.sec.gov/interps/legal/cfslb14f.htm*

Pages 43 through 46 redacted for the following reasons:
- - - - - - - - - - - - - - - - - - - - - - - - - - - -
***FISMA & OMB MEMORANDUM M-07-16***

GIBSON DUNN

**EXHIBIT D**

**From:** Fortt, Sarah E.
**Sent:** Monday, November 16, 2015 8:54 PM
**To:** timclayroberts@insightbb.com
**Cc:** Sandstrom, Brian (GE Corporate) (brian.sandstrom@ge.com); Zyskowski, Lori
**Subject:** Deficiency Notices

Mr. Roberts,

Per our client's request, attached is correspondence regarding your and Mr. Fredrich's proposals. This correspondence was also overnighted to you on Friday, November 13, 2015, and, according to our records, delivered today.

Best,
Sarah


**Sarah E. Fortt**

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W., Washington, DC 20036-5306
Tel +1 202.887.3501 • Fax +1 202.530.4249
SFortt@gibsondunn.com • www.gibsondunn.com






**EXHIBIT E**

From: timclayroberts@insightbb.com [mailto:timclayroberts@insightbb.com]
Sent: Friday, November 6, 2015 2:49 PM
To: Denniston, Brackett (GE Corporate); ShareholderProposals ; Briggs, Aaron (GE Corporate)
Subject: Fwd: Fredrich2015

Please include the attached shareowner proposal on the proxy for voting at the GE 2016 annual meeting.

Robert Fredrich asked me to send this to you on his behalf.

Tim Roberts

**From:** Devereaux Jensen ***FISMA & OMB MEMORANDUM M-07-16***
**Date:** November 20, 2014 at 12:04:53 PM EST
**To:** Tim Roberts <timclayroberts@insightbb.com>
**Cc:** ShareholderProposals <shareholderproposals@sec.gov>, "Ronald O. Mueller" <RMueller@gibsondunn.com>, lori zyskowski <lori.zyskowski@ge.com>
**Subject: Re: JamesJensenGE2015ShareholderProposal**

I, James (Jim) Jensen, approve this message.

James (Jim) Jensen

On Wed, Nov 19, 2014 at 11:50 AM, <timclayroberts@insightbb.com> wrote:
Dear Mr. Mueller,

I Tim Roberts am assisting Mr. James Jensen in his shareholder proposal to GE, and have received your letter from Gibson Dunn dated November 7, 2014.

Thank you for your correspondence.

Your method of word counting appears to be in contradiction to commonly used word counting software such as Microsoft Word.

Per numerous telephone messages left to you and Ms Lori Zyskowski:

To synchronize the word counting approaches, please provide the precise number of words that you counted using your counting methodology, so that the correct number of words can be subtracted from the proposal in a timely fashion.

In addition, please find the statement of ownership intent in the correspondence below.

Please include the enclosed shareholder proposal at the 2015 GE shareholder meeting per rule 14a-8. I intend to continue holding the required number of Company shares through the date of the Company's 2015 Annual Meeting of Shareowners.

Following the protocol of your letter, please respond to this electronic transmittal no later than 14 calendar days from the date you receive this letter.

Dear Mr. Jensen
Please reply to all and type "I approve this message" to provide yet additional electronic stamping of this correspondence.

Kind regards

Tim Roberts

CC Lori Zyskowski

GIBSON DUNN

**EXHIBIT F**

From: Martin Harangozo ***FISMA & OMB MEMORANDUM M-07-16***
Date: November 7, 2015 at 2:31:15 PM EST
To: <brackett.denniston@ge.com<mailto:brackett.denniston@ge.com>>, <aaron.briggs@ge.com<mailto:aaron.briggs@ge.com>>, <shareholderproposals@sec.gov<mailto:shareholderproposals@sec.gov>>
Subject: Harangozo2015
Reply-To: Martin Harangozo ***FISMA & OMB MEMORANDUM M-07-16***

Dear Mr. Denniston,

Please include the attached shareholder proposal and image in the proxy for voting at the GE 2016 shareholder meeting.

I have sufficient shares to submit a proposal in my 401K account held with the company. As in previous years, you can confirm this.

I intend to hold my shares until the end of the GE 2016 annual shareholder meeting.

Kind regards

-Martin Harangozo

RESOLVED: "That the stockholders of General Electric, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors , which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

REASONS: "Many states have mandatory cumulative voting, so do National Banks".

"In addition, many corporations have adopted cumulative voting."

The increase in shareholder voice as represented by cumulative voting, may serve to better align shareholder performance to CEO performance (see image).

"If you AGREE, please mark your proxy FOR this resolution."

# Debt/Earnings (DE) Study: GE, JNJ, AAPL

**Immelt** (10-1-00) buys @ 6.67, sells @ 57.75 (options), then buys @ 8.26. On 9-26-14 (26.53), he **gains 2,580%**

**Shareholders** during the same time are **down 55%**.



One Dollar:
Shareholder Vs Immelt
30
25
20
15
10
5
0
1
0.5
25.6
10/17/2000
Shareholder (9-26-14)
Immelt (9-26-14)


DE = 25 **Very High**
**45% Drop** (9/11/01- 9/26/2014)

DE = 1 **Very Low**
**92% Gain** (9/11/01- 9/26/2014)

DE = 0 (2-3-2004) **Perfect!**
**480% Gain** (9/11/01- 9/26/2014)



General Electric
Johnson & Johnson
Apple
09-11-2001
2000
2005
2010


Harangozo Image

**Debt Driven Volatility Hurts Shareholders, yet Enriches the CEO who 'wisely' trades**

From: timclayroberts@insightbb.com [mailto:timclayroberts@insightbb.com]
Sent: Thursday, November 5, 2015 1:46 PM
To: Denniston, Brackett (GE Corporate); ShareholderProposals@sec.gov; Briggs, Aaron (GE Corporate)
Cc: timclayroberts
Subject: GERobertsProposalSubmitted2015

Dear Mr. Denniston,

Please include the attached shareholder proposal and image in the GE proxy for voting at the 2016 shareholder meeting. The image may be copied in black and white.

Thanks

"Resolved: We request that the Company prepare a report, at reasonable cost, that outlines whether the spirit and letter procedures as published by the company is indeed consistent with company practices regarding two submissions the company made to the SEC . The report is to include a study that discloses if Mr. Jeffrey Immelt reasonably followed this procedure regarding these responses, and if not whether discipline is in order with the possibility of termination https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2014/robertfredrich020514-14a8.pdf, https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2013/martinharangozorecon030413-14a8.pdf.

The Spirit and Letter advises its readers that concerns submitted will be treated confidentially, and on a need to know basis http://www.ge.com/files_citizenship/pdf/TheSpirit&TheLetter.pdf.

During 2011, GE incurred legal costs and fines of over 200 million dollars as the SEC alleged that GE used a variety of accounting misdeeds in reporting income. During the year 2011 a concern was raised regarding the accounting practices of Mr. Matthew Johnson, General Electric's 2011 Appliance Parts Sourcing Boss. The individual raising the concern, a 21 year company veteran, submitted his concern using proper channels offered by the company.

Elements of the concern including the separation date of the employee raising the concern were submitted to the SEC. This submission was a failed company effort to silence one or more shareholders from making a proxy recommendation. As this involved the company's corporate counsel, it stands to reason that Mr. Immelt was knowledgeable and or complicit in this decision.

Some shareholders have met peacefully, and lawfully discussed the matter concerning Matthew Johnson. After careful and thoughtful review, some shareholders believe that Matthew Johnson used accounting practices not consistent with Generally Accepted Accounting Principles, and, or, failed to use prudence in accounting as recommended in the "Spirit and Letter". Some shareholders found evidence, and believe that the retaliation efforts of Matthew Johnson included following his victim to a church, and falsely accusing the victim of threatening to kill him (MatthewJohnson). Some shareholders believe this last retaliation effort by Matthew Johnson was designed to interfere with the victims religious practices.

The importance of such a study is illuminated by another example of an employee who raised a fire an explosion concern at the Louisville KY appliance facility. His social security number was made public. He was reinstated after a four year legal battle with compensation. Some shareholders believe his case is rare, and that his success was in part due to sworn testimony of a company boss who exclaimed case 3.08-cv-00008-JBC-DW Document 75. Concerns should be received diplomatically without retaliation, retaliation including, publically disclosing data that is promised to be held in strict confidentiality. The fire concerns are interesting to some shareholders as ironically there was a fire at General Electric Appliance Park (see image).

ROBERTS IMAGE



From: timclayroberts@insightbb.com [mailto:timclayroberts@insightbb.com]
Sent: Friday, November 6, 2015 2:49 PM
To: Denniston, Brackett (GE Corporate); ShareholderProposals ; Briggs, Aaron (GE Corporate)
Subject: Fwd: Fredrich2015

Please include the attached shareowner proposal on the proxy for voting at the GE 2016 annual meeting.

Robert Fredrich asked me to send this to you on his behalf.

Tim Roberts

As health care costs increase, claims that lifestyle choices substantially improve health, life and related expenses abound.

Nobel Prize recipient Dr. Otto Heinrich Warburg claims cancer and oxygen have inverse relationship. Johanna Budwig recommended diets to fight cancer. Susan Silberstein, PHD claims healthy diets prevent cancers.

These claims are however controversial. A master data base showing the impact of the best lifestyle choices, which foods and activity resolve specific ailments, all taken under a qualified health care provider, is needed.

While some health ahead encouragement exists at General Electric, the initiatives have been spotty. Mark Shirkness, appliance service leader provided tee shirts with ten commandments for health. Some shareholders who met peacefully and collaborated lawfully believe Mark Shirkness's underling Matthew Johnson, 2011 Appliance Parts Sourcing Boss objected to health ahead. General Electric appliance park medical center made available classification of individuals as normal, overweight, obese and extremely obese depending on height and weight.

An individual, who concurs with the General Electric classifications glanced at Matthew Johnson and corresponded that Matthew Johnson was very obese. Some shareholders believe Matthew Johnson retaliated against those following the health commandments of Mark Shirkness. Some shareholders believe consuming resources promoting health, yet leaving intact a possibly very obese boss with retaliation powers is the height of health ahead hypocrisy.

As shareholders pay health costs, patients suffer health absence, a potential win win opportunity to improve life while saving shareholders thousands per employee exists. Eric Finkelstein PHD, and others, claim very obese people can costs 4944 in added lost work and medical costs. http://www.reuters.com/article/2012/04/30/us-obesity-idUSBRE83T0C820120430. Invested at ten percent for thirty two year career accumulates to a million dollar problem (see image). If Matthew Johnson is very

obese with numerous obese dependents throughout his career, he may be the six million dollar man in costs above normal employees.

General Electric can implement the most important six sigma project in history, and become the angel of life.

Thousands of experiments performed on tens of thousands of employees can create a master base of data. All people from the Mengele factory in Gunzburg Germany, to the hideouts in Paraguay, can use this data for numerically supported health options.

This proposal recommends following all applicable laws, and at reasonable cost, permit employees wishing to do so to donate their data, and participate in company sponsored data collection efforts quantifying natural cures, all performed under qualified health professionals.


Possible added Costs of a Very Obese Man (Lost Work + Medical Expenses Growing at 10%)
Cost in Dollars
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32
YR
Fredrich Image

Begin forwarded message:

From: devereauxjensen ***FISMA & OMB MEMORANDUM M-07-16***
Date: November 9, 2015 at 5:29:45 PM EST
To: <aaron.briggs@ge.com<mailto:aaron.briggs@ge.com>>
Subject: GE proposal

Mr. James Jensen,

***FISMA & OMB MEMORANDUM M-07-16***

Mr. Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield Connecticut
06828

Dear Mr. Denniston,

Please include the enclosed shareholder proposal and image for voting at the 2016 GE shareholder meeting per rule 14a-8. I intend to continue holding the required number of Company shares through the date of the Company's 2016 Annual Meeting of Shareowners.

Sincerely,

James Jensen

Resolved: Shareholders of General Electric urge the Board of Directors to adopt a policy that some portion of future stock option grants to senior executives shall be performance-based. 'Performance-based' stock options are defined as 1) indexed options, whose exercise price is linked to an industry index; 2) premium-priced stock options, whose exercise price is above the market price on the grant date; or 3) performance-vesting options, which vest when the market price of the stock exceeds a specific target. The index, market price, and target price are to be set to achieve new ambitious performance goals, further advanced than any previous achievement.

"Supporting Statement: As shareholders, we support compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareholder value. GE presently uses some performance-based parameters in awarding stock options, but they are not 'premium-priced. Current policies are believed deficient in that respect.

Executive compensation expert Graef Crystal calculates that Mr. Welch's pay for 2000, estimated at over $125 million, increased 80% even though the value of GE stock declined 6% during 2000. Prior to 2000 the Board's Compensation Committee justified Mr. Welch's compensation by citing aggregate increases in total shareholder value throughout his tenure. To the extent that the Board was using aggregate growth in market capitalization, however, it is difficult to square an 80% pay hike with a 6% loss of shareholder value. Moreover, Mr. Welch's stock options were not indexed to relative performance, only absolute performance.

More recently 2014 proxy discusses Immelt's outstanding performance relative to the market. This so called performance fails to consider that the market has grown while General Electric has declined (see image). To further illustrate imagine hundred years where five Chief Executive Officers reign twenty years each. Each inherits stock price of sixty, drops it to six in ten years then returns it to sixty the second decade. The last decade would average over 20% growth exceeding the markets two hundred year average of eight percent. The first decade drop could be attributed to Osama Bin Laden or some suitable cave man, while the second decade could be attributed to the Chief Executives extraordinary talents. Clearly while the CEOs enjoy bonuses and fat paychecks, the long term shareholder feels like a financial yo yo with no new financial records.

"New Performance-based options tie compensation more closely to new company performance.

## Approximate GE S and P 500 Comparison Since Immelt


~173
100
~63
GE
S and P 500

Jensen Image

RECEIVED
NOV 12 2013
B. B. DENNISTON III

Robert Fredrich

***FISMA & OMB MEMORANDUM M-07-16***

November 4, 2013

Mr. Brackett Denniston Secretary

General Electric Company 3135 Easton Turnpike

Fairfield, Connecticut 06828

Dear Mr. Denniston

I am the owner of some common shares of General Electric Stock, and respectfully submit the enclosed Share Owner Proposal to be placed on the GE 2014 proxy for voting as per SEC rule 14a-8.

I also include my proof of ownership.

I will hold my shares until the end of the 2014 shareholder meeting.

Sincerely,

Robert Fredrich

Robert Fredrich

The shareholders recommend General Electric hire an investment bank to explore the sale of the company.

Reasons

I believe the sale of General Electric would release significantly more value to the shareholders than is reflected in the share price.

General Electrics conglomerate structure is a collection of businesses strung together like a basket of companies in a mutual fund. Former Plastics Chief John Krenicki correctly commented Were not going to be successful with the mutual fund management approach. The company operates several large unrelated lines of business. In my shared opinion the boards capacity to effectively oversee General Electric is severely compromised because outside directors have high profile demanding career obligations elsewhere.

There are routine compromises in the "spirit and letter commitment"

August 2012 General Electric recalled million appliances posing fire hazards. Coincidently months earlier a court ordered General Electric to pay an employee making the employee whole as if the employee was never separated from the company. The separation from the company occurred shortly after reporting that an appliance failed the fire and explosion test.

General Electric used child photography in its unsuccessful four year legal battle against the employee raising fire and explosion appliance concerns.

(Case 3:08-CV-00082-JHM-DW PageID# 1325)

August 2009 the Securities and Exchange Commission filed a civil fraud and other charges against General Electric Company alleging it misled investors.

"General Electric bent the accounting rules beyond the breaking point" said Robert Khuzami Director of the Securities and Exchange Commission's Division of Enforcement. General Electric agreed to a fifty million penalty.

November 2010 a shareholder raised concerns regarding accounting income for 2010 on parts when in fact those parts were not yet sold and some of the parts were not projected to be sold until the second half of 2011. Company Parts Sourcing Boss Matthew Johnson stated "We do not necessarily want to do it we need to tee it up as a possibility where you can recognize income vs. cash. Depends on which is more important to the business at the time".

http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2013/martinharangozorecon030413-14a8.pdf

False accounting resulted in the 2009 fines to the Securities and Exchange Commission.

This accounting perhaps explains how in 2009 share holders were promised that the dividend would be protected yet for the most part disappeared. General Electric underperformed the market 2001 to 2012.

The only solution is the sale of the company

R.F.

Timothy Clay Roberts

***FISMA & OMB MEMORANDUM M-07-16***

September 27, 2015

Mr. Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

RECEIVED

OCT 0 6 2014

B. B. DENNISTON III

Dear Brackett,

I am enclosing a shareholder proposal to be presented for voting at the 2015 shareholder meeting per rule 14a-8. This is on behalf of my fellow shareholder Robert Fredrich. Please see his request enclosed.

For questions, please contact me at:

***FISMA & OMB MEMORANDUM M-07-16***

Or send me an e-mail at: timclayroberts@insightbb.com

Sincerely,



Timothy Roberts

"RESOLVED: Shareholders request that our Board establish a rule (specified in our charter or bylaws if practicable) of separating the roles of our CEO and Board Chairman, so that an independent director who has not served as an executive officer of our Company, serve as our Chairman whenever possible.

"This proposal gives our company an opportunity to follow SEC Staff Legal Bulletin 14C to cure a Chairman's non-independence. This proposal shall not apply to the extent that compliance would necessarily breach any contractual obligations in effect at the time of the 2015 shareholder meeting. "The primary purpose of our Chairman and Board of Directors is to protect shareholders' interests by providing independent oversight of management, including our Chief Executive Officer. Separating the roles of CEO and Chairman can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

There are routine compromises in the "spirit and letter commitment"

August 2009 the Securities and Exchange Commission filed a civil fraud and other charges against General Electric Company alleging it misled investors."General Electric bent the accounting rules beyond the breaking point" said Robert Khuzami Director of the Securities and Exchange Commission's Division of Enforcement. General Electric agreed to a fifty million penalty.November 2010 a shareholder raised concerns regarding accounting income for 2010 on parts when in fact those parts were not yet sold and some of the parts were not projected to be sold until the second half of 2011. Company Parts Sourcing Boss Matthew Johnson stated "We do not necessarily want to do it we need to tee it up as a possibility where you can recognize income vs. cash. Depends on which is more important to the business at the time".

http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2013/martinharangozorecon030413-14a8.pdf

False accounting resulted in the 2009 fines to the Securities and Exchange Commission.

This accounting perhaps explains how in 2009 shareholders were promised that the dividend would be protected yet for the most part disappeared. General Electric underperformed the market 2001 to 2012.

Some shareholders find General Electric could use polish in the area of diversity. In 2011 a court advised General Electric that a sworn affidavit regarding a General Electric boss discussing an employee gives possible rise to racial discrimination, even if General Electric argues otherwise. The General Electric boss exclaimed a racial slur when discussing the employee. The racial slur by the General Electric boss was
Case 3.08-cv-00008-JBC-DW Document 75.

The only solution is an independent board chairman who contributes to oversight.

Neal Renn

***FISMA & OMB MEMORANDUM M-07-16***



Mr. Brackett B. Denniston III Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Dear Mr. Denniston

I respectfully submit the below 414 word Share Owner Proposal to be placed on the GE 2014 proxy for voting as per SEC rule 14a-8.
My shares are held in my 401K plan enabling you to confirm my shares.
I will hold my shares until the end of the 2014 shareholder meeting.

Sincerely,



Neal Renn
11/6/2013

"Resolved: In light of heightened public safety concerns, we request that the Company prepare a report, at reasonable cost, that outlines the current vulnerability and substantial risks of the interim storage of irradiated fuel rods at all GE-designed reactor sites and that proposes measures to reduce those risks. A copy of the report, omitting proprietary and security information should be available to shareholders on request by August 2014.

"Supporting Statement: General Electric remains morally responsible and financially liable for reactors it has designed and sold to utilities, for seeking to secure their radioactive wastes, and for protecting workers and the public into the indefinite future. We believe this study is essential for realistic and responsible security, economic and ethical planning."

The report must include the vulnerability that exists if human error accidental or deliberate is accurately included in the vulnerability and risk analysis.

Current economy pressures employees to falsify completed work pandering to the mood of the boss.

Appliance division, written policy of document retention required employees to certify they completed this procedure discard ding all documents two years old unless there was compelling business or legal reason to keep documents.

Sources familiar with this matter discovered that the Parts Sourcing division, this procedure was not followed for forty eight years yielding approximately fifty thousand documents violating procedure. Moreover an honorable employee completed document retention per written procedure for the first time in forty eight years, reported the violation in 2010, yet was not honored.

Matthew Johnson, 2010 Appliance Parts Sourcing boss presented angry facial expressions. Johnson stated he thought he and Chris completed document retention. Chris was a reference to Christine Waldron who in conjunction with Matthew Johnson were Service Parts Sourcing bosses approximately ten years. Matthew Johnson retaliated against the honorable employee.

Clearly shareholders would not want Matthew Johnson, Christine Waldron or subordinates they intimidated to "lie for the boss" certifying nuclear power plants aircraft engines or appliance safety.

Johnson led saving two million dollars in 2010 with projects that included protocols of raising prices to the tune of six million so that suppliers can generously offer a two million price decrease. Synonymous to approaching a car dealer for a fifty thousand dollar car insisting on paying fifty thousand seven hundred fifty dollars to get a two hundred fifty dollar rebate. The shareholders pay for the nonsense.

Human flaws as these, factored into the vulnerability and risk report could shed more accurate light into realistic and responsible security, economic and ethical planning.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

December 14, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
*Shareowner Proposal of Robert Fredrich*
*Securities Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy (collectively, the "2016 Proxy Materials") for its 2016 Annual Meeting of Shareowners (the "2016 Annual Meeting") a shareowner proposal (the "Proposal") and statements in support thereof received from Timothy Roberts, who purportedly submitted the Proposal on behalf of Robert Fredrich.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to Messrs. Roberts and Fredrich.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform Messrs. Roberts and Fredrich that if they elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

## THE PROPOSAL

The Proposal relates to the collection of employee health statistics. A copy of the Proposal, as well as related correspondence from Mr. Roberts, is attached to this letter as Exhibit A.

## BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because Mr. Fredrich has not provided the requisite proof of his continuous stock ownership or a statement of his intent to hold the requisite shares through the date of the 2016 Annual Meeting in response to the Company's proper request for such information.[1]

## BACKGROUND

Mr. Roberts submitted the Proposal to the Company in an email sent on November 6, 2015 that was received by the Company the same day. *See* Exhibit A. The submission contained a number of procedural deficiencies, including that it did not provide verification of Mr. Fredrich's ownership of the requisite number of Company shares from the record owner of those shares, and it did not include a statement of Mr. Fredrich's intention to hold the requisite number of Company shares through the date of the 2016 Annual Meeting. The Company reviewed its stock records, which did not indicate that Mr. Fredrich was the record owner of any shares of Company securities.

Accordingly, on November 13, 2015, which was within 14 days of the date that the Company received the Proposal, the Company sent Mr. Roberts a letter providing notice of the procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached hereto as Exhibit B, the Company informed Mr. Roberts and Mr. Fredrich of the requirements of Rule 14a-8 and how Mr. Fredrich could cure the procedural deficiencies. Among other things, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);

---

[1] We also believe there are other bases for exclusion of the Proposal. We are addressing only these two procedural bases for exclusion in this letter at this time because we do not believe that Mr. Fredrich has demonstrated that the Proposal is eligible for consideration for inclusion in the Company's 2016 Proxy Materials. However, we reserve the right to raise the additional bases for exclusion of the Proposal at a later time.

- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b), including the requirement for the statement to verify that Mr. Fredrich "continuously held the required number of Company shares for the one-year period preceding and including November 6, 2015";
- that, under Rule 14a-8(b), Mr. Fredrich must submit a written statement of his intent to hold the requisite number of shares through the date of the Company's 2016 Annual Meeting of Shareowners; and
- that any response to the Deficiency Notice had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Deficiency Notice was received.

The Deficiency Notice also included a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). The Company's records confirm delivery of the Deficiency Notice at 9:26 a.m. on November 16, 2015. *See* Exhibit C. In addition, the Company emailed a copy of the Deficiency Notice regarding the Proposal to Mr. Roberts at 8:54 p.m. on November 16, 2015. *See* Exhibit D.

The Company has received no further correspondence from Mr. Roberts or Mr. Fredrich regarding the Proposal.

## ANALYSIS

### The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because Mr. Fredrich Failed To Establish The Requisite Eligibility To Submit The Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because Mr. Fredrich failed to substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a shareowner] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareowner] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareowner is not the registered holder, the shareowner "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareowner may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"). Further, the Staff has clarified that these proof of ownership letters must come from the "record" holder of the proponent's shares, and that only Depository Trust Company ("DTC") participants are viewed as record holders of securities that are deposited at DTC. *See* SLB 14F.

The Staff consistently has concurred in exclusion of proposals where proponents have failed to include proof of beneficial ownership of the requisite amount of company shares for the required period and have failed, following a timely and proper request by a company, to provide evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See Medidata Solutions, Inc.* (avail. Dec. 12, 2014) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Medidata's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b)"); *PepsiCo, Inc.* (avail. Jan. 11, 2013); *Cisco Systems, Inc.* (avail. Jul. 11, 2011); *Amazon.com, Inc.* (avail. Mar. 29, 2011); *Qwest Communications International, Inc.* (avail. Feb. 28, 2008); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004).

As in *Medidata* and *PepsiCo*, Messrs. Roberts and Fredrich failed to provide *any* documentary evidence of Mr. Fredrich's ownership of Company shares, either with the original Proposal or in response to the Company's timely Deficiency Notice, which specifically stated what was required to demonstrate eligibility to submit the Proposal. Therefore, Mr. Fredrich has not demonstrated eligibility under Rule 14a-8 to submit the Proposal. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

Additionally, the Company may exclude the Proposal under Rule 14a-8(f)(1) because Mr. Fredrich did not provide the requisite statement of his intent to maintain qualifying ownership of the Company's stock through the date of the Company's annual meeting. Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a shareowner] must . . . continue to hold [at least $2,000 in market value, or 1%, of the company's] securities through the date of the meeting." SLB 14 specifies that a shareowner is responsible for providing the company with a written statement that he or she intends to continue holding the requisite number of shares through the date of the shareowner meeting. *See* Section C.1.d., SLB 14. SLB 14 provides:

> Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?
>
> Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the

> securities for a period of one year as of the time the shareholder submits the proposal.

The Staff consistently has concurred in the exclusion of shareowner proposals submitted by proponents who, as here, have failed to provide the requisite written statement of intent to continue holding the requisite amount of shares through the date of the shareowner meeting at which the proposal will be voted on by shareowners. For example, in *General Mills, Inc.* (avail. June 25, 2013), the Staff concurred that the company could exclude a shareholder proposal where the proponent failed to provide a written statement of intent to hold his securities through the date of the shareholder meeting in response to the company's deficiency notice. *See also International Business Machines Corp.* (avail. Dec. 28, 2010); *Fortune Brands, Inc.* (avail. Apr. 7, 2009); *Rite Aid Corp.* (avail. Mar. 26, 2009); *Exelon Corp.* (avail. Feb. 23, 2009); *Fortune Brands, Inc.* (avail. Feb. 12, 2009); *Sempra Energy* (avail. Jan. 21, 2009); *Washington Mutual, Inc.* (avail. Dec. 31, 2007); *Sempra Energy* (avail. Dec. 28, 2006); *SBC Communications Inc.* (avail. Jan. 2, 2004); *IVAX Corp.* (avail. Mar. 20, 2003); *Avaya, Inc.* (avail. July 19, 2002); *Exxon Mobil Corp.* (avail. Jan. 16, 2001); *McDonnell Douglas Corp.* (avail. Feb. 4, 1997) (in each case, the Staff concurred in the exclusion of a shareowner proposal where the proponents did not provide a written statement of intent to hold the requisite number of company shares through the date of the meeting at which the proposal would be voted on by shareowners).

As with the proposals cited above, Mr. Fredrich has failed to provide the Company with a written statement of his intent to hold the requisite amount of Company shares through the date of the 2016 Annual Meeting as required by Rule 14a-8(b) despite the Company's timely Deficiency Notice, which specifically stated what was required to demonstrate eligibility to submit the Proposal. For this reason as well, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

**CONCLUSION**

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Brian Sandstrom, the Company's Counsel, Corporate, Securities and Finance at (203) 373-2671.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Brian Sandstrom, General Electric Company
Timothy Roberts
Robert Fredrich

**EXHIBIT A**

From: timclayroberts@insightbb.com [mailto:timclayroberts@insightbb.com]
Sent: Friday, November 6, 2015 2:49 PM
To: Denniston, Brackett (GE Corporate); ShareholderProposals ; Briggs, Aaron (GE Corporate)
Subject: Fwd: Fredrich2015

Please include the attached shareowner proposal on the proxy for voting at the GE 2016 annual meeting.

Robert Fredrich asked me to send this to you on his behalf.

Tim Roberts

As health care costs increase, claims that lifestyle choices substantially improve health, life and related expenses abound.

Nobel Prize recipient Dr. Otto Heinrich Warburg claims cancer and oxygen have inverse relationship. Johanna Budwig recommended diets to fight cancer. Susan Silberstein, PHD claims healthy diets prevent cancers.

These claims are however controversial. A master data base showing the impact of the best lifestyle choices, which foods and activity resolve specific ailments, all taken under a qualified health care provider, is needed.

While some health ahead encouragement exists at General Electric, the initiatives have been spotty. redacted, appliance service leader provided tee shirts with ten commandments for health. Some shareholders who met peacefully and collaborated lawfully believe redacted's underling redacted, 2011 Appliance Parts Sourcing Boss objected to health ahead. General Electric appliance park medical center made available classification of individuals as normal, overweight, obese and extremely obese depending on height and weight.

An individual, who concurs with the General Electric classifications glanced at redacted and corresponded that redacted was very obese. Some shareholders believe redacted retaliated against those following the health commandments of redacted Some shareholders believe consuming resources promoting health, yet leaving intact a possibly very obese boss with retaliation powers is the height of health ahead hypocrisy.

As shareholders pay health costs, patients suffer health absence, a potential win win opportunity to improve life while saving shareholders thousands per employee exists. Eric Finkelstein PHD, and others, claim very obese people can costs 4944 in added lost work and medical costs. http://www.reuters.com/article/2012/04/30/us-obesity-idUSBRE83T0C820120430. Invested at ten percent for thirty two year career accumulates to a million dollar problem (see image). If redacted is very

obese with numerous obese dependents throughout his career, he may be the six million dollar man in costs above normal employees.

General Electric can implement the most important six sigma project in history, and become the angel of life.

Thousands of experiments performed on tens of thousands of employees can create a master base of data. All people from the Mengele factory in Gunzburg Germany, to the hideouts in Paraguay, can use this data for numerically supported health options.

This proposal recommends following all applicable laws, and at reasonable cost, permit employees wishing to do so to donate their data, and participate in company sponsored data collection efforts quantifying natural cures, all performed under qualified health professionals.


Possible added Costs of a Very Obese Man (Lost Work + Medical Expenses Growing at 10%)
Cost in Dollars
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 YR
Fredrich Image

**EXHIBIT B**

# GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

November 13, 2015

**VIA OVERNIGHT MAIL AND EMAIL**

Timothy C. Roberts

*** FISMA OMB Memorandum M-07-16 ***

Email: timclayroberts@insightbb.com

Re: Robert Fredrich Shareowner Proposal

Dear Mr. Roberts:

I am writing on behalf of General Electric Company (the "Company"), which received on November 6, 2015 the shareowner proposal you submitted on behalf of Robert Fredrich pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2016 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that Mr. Fredrich is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that Mr. Fredrich has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, Mr. Fredrich must submit sufficient proof of his continuous ownership of the required number of Company shares for the one-year period preceding and including November 6, 2015, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of Mr. Fredrich's shares (usually a broker or a bank) verifying that Mr. Fredrich continuously held the required number of Company shares for the one-year period preceding and including November 6, 2015; or

(2) if Mr. Fredrich has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the required number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Mr. Fredrich continuously held the required number of Company shares for the one-year period.

If Mr. Fredrich intends to demonstrate ownership by submitting a written statement from the "record" holder of his shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether Mr. Fredrich's broker or bank is a DTC participant by asking Mr. Fredrich's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareowners need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If Mr. Fredrich's broker or bank is a DTC participant, then Mr. Fredrich needs to submit a written statement from his broker or bank verifying that Mr. Fredrich continuously held the required number of Company shares for the one-year period preceding and including November 6, 2015.

(2) If Mr. Fredrich's broker or bank is not a DTC participant, then Mr. Fredrich needs to submit proof of ownership from the DTC participant through which the shares are held verifying that Mr. Fredrich continuously held the required number of Company shares for the one-year period preceding and including November 6, 2015. You should be able to find out the identity of the DTC participant by asking Mr. Fredrich's broker or bank. If Mr. Fredrich's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through Mr. Fredrich's account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds Mr. Fredrich's shares is not able to confirm Mr. Fredrich's individual holdings but is able to confirm the holdings of Mr. Fredrich's broker or bank, then Mr. Fredrich needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 6, 2015, the required number of Company shares were continuously

> held: (i) one from Mr. Fredrich's broker or bank confirming Mr. Fredrich's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

Your correspondence dated November 6, 2015 states that you are submitting the Proposal on behalf of Mr. Fredrich. However, your letter did not include any documentation demonstrating that Mr. Fredrich has granted you legal authority to submit the Proposal on Mr. Fredrich's behalf. In order for the Proposal to be properly submitted by Mr. Fredrich, you must provide a copy of your authorization from Mr. Fredrich to submit the Proposal on behalf of Mr. Fredrich (instead of the Proposal having been submitted on your own behalf).

In addition, under Rule 14a-8(b) of the Exchange Act, a shareowner must have continuously held at least $2,000 in market value, or 1% of the Company's securities entitled to be voted on the Proposal at the shareowners' meeting for at least one year of the date the Proposal was submitted to the Company, and must provide to the Company a written statement that of the shareowner's intent to continue to hold the required number of shares through the date of the shareowners' meeting at which the Proposal will be voted on by the shareowners. Your correspondence did not include such a statement from Mr. Fredrich. To remedy this defect, Mr. Fredrich must submit a written statement that he intends to continue holding the required number of Company shares through the date of the Company's 2016 Annual Meeting of Shareowners.

Finally, Rule 14a-8(d) of the Exchange Act requires that any shareowner proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal and supporting statement consist of words and an "image." Rule 14a-8(d) permits a proposal and any supporting statement to consist of up to 500 words, but does not state that a proposal may include an "image" and does not state that companies are required to include in their proxy materials an "image" submitted by shareowners. To remedy this defect, Mr. Fredrich must revise the Proposal and supporting statement so that it consists solely of not more than 500 words and does not include an "image".

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Brian Sandstrom at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to Mr. Sandstrom at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact Mr. Sandstrom at (203) 373-2671. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Ronald O. Mueller

cc: Brian Sandstrom
Robert Fredrich

Enclosures

## Rule 14a-8 – Shareholder Proposals

---

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
>> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
>>
>> (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
>>
>>> (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

*Note to paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

*Note to paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

*Note to paragraph (i)(9):* A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

*Note to paragraph (i)(10):* A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year ( i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.







**Division of Corporation Finance**
**Securities and Exchange Commission**

# Shareholder Proposals

## Staff Legal Bulletin No. 14F (CF)

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 18, 2011

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

### A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

**B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

**1. Eligibility to submit a proposal under Rule 14a-8**

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

**2. The role of the Depository Trust Company**

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

**3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

*How can a shareholder determine whether his or her broker or bank is a DTC participant?*

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

*What if a shareholder's broker or bank is not on DTC's participant list?*

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

*How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?*

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

**C. Common errors shareholders can avoid when submitting proof of ownership to companies**

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

**D. The submission of revised proposals**

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

**1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?**

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

**2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?**

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

### 3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

## E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

## F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

Pages 104 through 107 redacted for the following reasons:
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*** FISMA OMB Memorandum M-07-16 ***

GIBSON DUNN

**EXHIBIT D**

**From:** Fortt, Sarah E.
**Sent:** Monday, November 16, 2015 8:54 PM
**To:** timclayroberts@insightbb.com
**Cc:** Sandstrom, Brian (GE Corporate) (brian.sandstrom@ge.com); Zyskowski, Lori
**Subject:** Deficiency Notices

Mr. Roberts,

Per our client's request, attached is correspondence regarding your and Mr. Fredrich's proposals. This correspondence was also overnighted to you on Friday, November 13, 2015, and, according to our records, delivered today.

Best,
Sarah


**Sarah E. Fortt**

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W., Washington, DC 20036-5306
Tel +1 202.887.3501 • Fax +1 202.530.4249
SFortt@gibsondunn.com • www.gibsondunn.com



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